SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Celladon Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15117E 107

(CUSIP Number)

February 4, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117E 107	13G	Page 1 of 2 Pages

1.	Names of Reporting Persons Novartis Bioventures Ltd.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,577,202
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,577,202
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,577,202
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.9%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 15117E 107	13G	Page 2 of 2 Pages

1.	Names of Reporting Persons Novartis AG
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,577,202
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,577,202
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,577,202
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 8.9%
12.	Type of Reporting Person (see instructions) CO

Item 1(a).	Name of Issuer: Celladon Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 12760 High Bluff Drive, Suite 240, San Diego, CA 92130.
Item 2(a).	Name of Person Filing: Novartis Bioventures Ltd. Novartis AG
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Novartis Bioventures Ltd (“Novartis Bioventures”) is 131 Front Street, Hamilton, Bermuda HM12.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

Item 2(c).

Citizenship:

Novartis Bioventures is a corporation organized under the laws of Bermuda and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of Novartis Bioventures.

Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 15117E 107
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Novartis Bioventures is the record owner of 1,551,721 shares of Common Stock of the issuer and a warrant to purchase up to 25,481 shares of Common Stock of the issuer. As the indirect parent of Novartis Bioventures, Novartis AG may be deemed to beneficially own these securities.

(b)	Percent of Class:

8.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,577,202

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,577,202

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

NOVARTIS BIOVENTURES LTD.

/s/ Simon Zivi
Name: Simon Zivi
Title: Director

/s/ Michael Jones
Name: Michael Jones
Title: Director

NOVARTIS AG

/s/ Simon Zivi
Name: Simon Zivi
Title: Authorized Signatory

/s/ Michael Jones
Name: Michael Jones
Title: Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A

Evidence of Signature Authority

Excerpt from Commercial Register of Novartis AG

	COMMERCIAL REGISTER OF CANTON BASEL-CITY
Identification number	Legal status	Entry	Cancelled	Carried CH-270.3.002.061-2
				from:	1
CHE-103.867.266	Limited or Corporation	01.03.1996		on:

All entries

In	Ca	Business name	Ref	Legal seat
1		Novartis AG	1	Basel
1	2	~~(Novartis SA) (Novartis Ltd.)~~
2		(Novartis SA) (Novartis Inc.)

All entries

In	Mo	Ca	Personal Data	Function	Signature
13			Rupprecht, Peter, von Basel, in Aesch BL		joint signature at two
	51		Heynen, Bruno, von Bellach und Ausserberg, in Solothurn		joint signature at two

POWER OF ATTORNEY

We, the undersigned, under the authority granted to each of us to sign jointly on behalf of Novartis AG, hereby grant powers to Simon Zivi, Rebecca White, Michael Jones, David Middleton, Bart Dzikowski, Lauren Silverman, and Reinhard Ambros and constitute and appoint any two of them jointly as our true and lawful attorneys and representatives and to act on our behalf and to sign filings to be made with the U.S. Securities and Exchange Commission (the “SEC”) relating to the shares of Celladon Corporation held by Novartis BioVentures, Ltd, an indirect subsidiary of Novartis AG, as required by the SEC (the “SEC Filings”), and to undertake and carry out all tasks and formalities on our behalf which may be required in connection with giving effect to the SEC Filings.

We, the undersigned, undertake to ratify and confirm whatever our true and lawful attorneys do or purport to do in good faith in the exercise of any power conferred by this Power of Attorney.

We, the undersigned, declare that a person who deals with our true and lawful attorneys in good faith may accept a written statement signed by such attorneys to the effect that this Power of Attorney has not been revoked as conclusive evidence of that fact.

The authority granted by this Power of Attorney shall expire immediately after the SEC Filings are no longer required.

IN WITNESS WHEREOF, this Power of Attorney is duly signed on this 13 day of November 2013.

Novartis AG

By:	/s/ Peter Rupprecht
Name:	Peter Rupprecht
Title:	authorized signatory

By:	/s/ Bruno Heynen
Name:	Bruno Heynen
Title:	Authorized Signatory

EXHIBIT B

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Celladon Corporation, a Delaware corporation.

Dated: February 12, 2014

NOVARTIS BIOVENTURES LTD.

/s/ Simon Zivi
Name: Simon Zivi
Title: Director

/s/ Michael Jones
Name: Michael Jones
Title: Director

NOVARTIS AG

/s/ Simon Zivi
Name: Simon Zivi
Title: Authorized Signatory

/s/ Michael Jones
Name: Michael Jones
Title: Authorized Signatory